Monthly Report - March, 2015

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        9,709,634       14,514,499
Change in unrealized gain (loss) on open            2,004,076        2,761,468
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.          20,505           44,847
      Treasury obligations
Interest Income 			               28,953           72,812
Foreign exchange gain (loss) on margin deposits      (41,957)         (64,591)
						  ____________    _____________
Total: Income 				           11,721,211       17,329,035

Expenses:
   Brokerage commissions 		            1,163,658        3,473,426
   Management fee 			               33,989           98,177
   20.0% New Trading Profit Share 	              183,376          252,569
   Custody fees 		       	               12,048           13,338
   Administrative expense 	       	              101,704          307,065
					         ------------    -------------
Total: Expenses 		                    1,494,775        4,144,575
Net Income(Loss)			   $       10,226,436       13,184,460
for March, 2015

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (212,791.153    $     5,617,792    229,601,328    235,219,120
units) at February 28, 2015
Addition of 		 	            754        396,783        397,537
323.981 units on March 1, 2015
Redemption of 		 	              0    (3,697,691)    (3,697,691)
(3,244.936) units on  March 31, 2015*
Net Income (Loss)               $       275,510      9,950,926     10,226,436
for March, 2015
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2015
(209,927.780 units inclusive
of 57.582 additional units) 	      5,894,056    236,251,346    242,145,402
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2015 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       4.35% 	   5.52%  $    1,131.05	  193,073.458 $   218,375,299
Series 2       3.78% 	   5.30%  $    1,369.26	       39.121 $        53,567
Series 3       3.80% 	   5.35%  $    1,385.78	   14,363.362 $    19,904,522
Series 4       4.90% 	   7.21%  $    1,554.76	    2,451.839 $     3,812,014

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			April 14, 2015

Dear Investor:


The Trust was profitable in March, led by gains from trading energy, interest rate, equity and agricultural commodity futures, as well as from currency trading. Metal trading was essentially flat.

The theme of generally accommodative monetary policy continued globally, with a number of central banks making rate cuts in March. Notable was Russia, where the economy appeared to be recovering from last year's panic following the slump in oil prices and as a result the Central Bank began easing benchmark interest rates, which had risen as high as 17%. The U.S. remained contrary to this trend, with the Federal Reserve reaffirming expectations of rate increases while keeping timing uncertain. Long positions in U.S.
note and bond futures were profitable, as were long futures positions in many European interest rate futures. Trading of Japanese bond futures was slightly unprofitable.

Many stock indices saw increasing volatility over the month, with prices riding a wave of sentiment upwards and downwards. Overall, profits from long equity futures in Europe, China and Japan outweighed losses from trading of Korean and Canadian equity indices. Trading of U.S.
equity futures was flat.

After rebounding early in the month, crude oil and energy fell as the month ended on news that oil supply had jumped in March to its highest level since October. Iraq's exports rebounded after bad weather and Saudi Arabia pumped at close to record rates, which some saw as a sign key members are sticking to the stated effort to maintain market share amid competition from shale oil and other markets. In this context, the Trust's largely short positions in oil, gasoline, natural gas and other energy products were profitable and trading in the sector resulted in a strong gain for March.

In soft commodities, short sugar and coffee futures positions were profitable on persistent downtrends from signs of increasing supplies in each crop. Grain prices were mixed with short positions in corn, soybean and bean oil futures slightly outweighing losses in wheat and soy meal. Livestock trading was flat.

Currency trading was volatile, as rate decreases often devalued currencies while the dollar stayed strong. The sector was profitable on the whole, as gains from long dollar positions versus the euro, Czech koruna, Swedish krona and Mexican peso outweighed losses from trades against the Indian rupee and the South African rand, among others.

Short nickel, aluminum and gold positions were profitable, while short copper and lead trades had partially offsetting losses.



  			  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman